John S. Gambaccini Direct Dial: 703-394-2228 Direct Fax: 703-918-2258 E-mail: JGambaccini@wcsr.com

December 11, 2012

BY EDGAR

Matthew Crispino Staff Attorney Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Streamline Health Solutions, Inc.

Amendment No. 1 to Registration Statement on Form S-3

Filed November 13, 2012

File No. 333-183899

Dear Mr. Crispino:

Streamline Health Solutions, Inc. (the “Company”) submits the following responses to the letter from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated November 27, 2012 (the “Comment Letter”) relating to the Company’s Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-183899) filed with the Commission on November 13, 2012 (the “Registration Statement”). In addition, the Company submits in electronic form for filing the accompanying Amendment No. 2 (“Amendment No. 2”) to the Registration Statement.

For your convenience, we have repeated the comments of the Staff in bold face type as set forth in the Comment Letter and provided below each comment the Company’s response. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Comment Letter. References in this letter to prior comments of the Staff refer to the Staff’s letter dated October 11, 2012. Page references in the responses refer to pages of the Registration Statement.

General

1.	We note that you are registering 6,729,724 shares of your common stock that underlie convertible preferred stock, warrants, and a convertible promissory note. Given the size of this offering relative to the number of your shares outstanding held by non-affiliates, we are concerned that this transaction could be a primary offering of your shares to the public, with the selling shareholders acting as a conduit in a distribution to the public. Please provide us with a detailed analysis as to why the proposed secondary offering is not a primary offering on your behalf and thus should be appropriately characterized as a transaction eligible to be made under Rule 415(a)(4) of Regulation C under the Securities Act of 1933, as amended. We may have further comments after reviewing your response. Refer to Question 612.09 of our Compliance and Disclosure Interpretations for Securities Act Rules available on our website.

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December 11, 2012

For the reasons set forth below, the Company respectfully submits that the offering (the “Offering”) of 6,729,724 shares (the “Shares”) of common stock of the Company (“Common Stock”) by the selling stockholders named in the Registration Statement (the “Selling Stockholders”) is not, and should not be considered, a primary offering of the Shares to the public and that the Selling Stockholders are not, and should not be considered to be, acting as a conduit in a distribution to the public. We respectfully submit that the Offering should be considered a secondary offering under Rule 415(a)(1)(i) of the Securities Act of 1933, as amended (the “Securities Act”).

Background

The Company has historically been a small-cap public company with a significant portion of its public float held by its founders and their affiliates. In order to more fully engage its long-term growth strategy for the business, during 2009 and 2010 the Company’s board of directors shifted management responsibility away from the founders and engaged outside parties to serve in management roles. By the end of its 2010 fiscal year on January 31, 2011, the founders were no longer involved in the management or operations of the Company. A significant component of the Company’s strategic plan in recent years has centered on the organic growth of the Company’s business lines and assessment of strategic acquisitions to augment that growth. Implementation of the Company’s strategy depended on its ability to secure financing and find strategic investors such as the Selling Stockholders.

The Selling Stockholders comprise two distinct categories of investors. The first category consists of IPP Holding Company, LLC (f/k/a Interpoint Partners, LLC) (“IPP”), who currently holds shares of Common Stock and acquired its shares of Common Stock in connection with the sale of its business assets to the Company (the “Interpoint Acquisition”). The second category consists of the other Selling Stockholders, who currently hold shares of convertible preferred stock of the Company and warrants to purchase shares of Common Stock and acquired their securities of the Company as part of a private placement (the “Private Placement”).

•

IPP. On December 7, 2011, the Company and its affiliates entered in an Asset Purchase Agreement to acquire substantially all of the business and assets of IPP (the “IPP Purchase Agreement”). Pursuant to the terms of the IPP Purchase Agreement, the Company initially paid $5 million for the assets of IPP – $2 million in cash and delivery of a convertible promissory note in the principal amount of $3 million (the “IPP Convertible Note”). The IPP Convertible Note was convertible into shares of Common Stock at a fixed price of $2.00 per share. The Company also entered into a Registration Rights Agreement with IPP (the “IPP Registration Rights Agreement”), pursuant to which the Company granted IPP the right to request that the Company register the shares of Common Stock to be received by it upon conversion of the IPP Convertible Note. On June 15, 2012, IPP converted the IPP Convertible Note principal and all accrued interest through that date into 1,529,729 shares of Common Stock in accordance with the terms of the IPP Convertible Note. On August 24, 2012, the Company received a request pursuant to the terms of the IPP Registration Rights Agreement to register the 1,529,729 shares of Common Stock owned by IPP. The IPP Purchase Agreement, the IPP Convertible Note, and the IPP Registration Rights Agreement (collectively, the “IPP Transaction Documents”) are filed as Exhibits 10.1, 10.2, and 10.3, respectively, to the Company’s Form 8-K filed with the Commission on December 8, 2011 and incorporated by reference into the Registration Statement.

•

Other Selling Stockholders. Separately, on August 16, 2012, the Company consummated the Private Placement with a private equity fund, Noro-Moseley Partners VI, L.P. (“NMP”), an affiliate of NMP, and certain funds and accounts for

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which Great Point Partners, LLC (“GPP”) is the investment manager. These investors were specifically chosen by the Company to become long-term, strategic partners based on NMP’s and GPP’s knowledge and experience in the healthcare information technology field in which the Company operates and their extensive connections within the geographic and industry markets in which the Company is seeking to recruit personnel, pursue client partnerships, and explore strategic industry targets for potential future acquisitions and/or joint ventures. The investors did not have any previous relationships with the Company and consequently undertook several months of extensive diligence evaluating the financial and operational aspects of the Company prior to entering into the Private Placement.

In exchange for $12 million in gross proceeds, the Selling Stockholders received (i) shares of convertible preferred stock of the Company (“Preferred Stock”) that convert into shares of Common Stock at a fixed price of $3.00 per share, (ii) warrants to purchase shares of Common Stock, at an exercise price in excess of the trading price of the Common Stock on the date of consummation of the Private Placement, and (iii) convertible notes, that converted in accordance with their terms on November 1, 2012 into additional shares of Preferred Stock. The Selling Stockholders collectively currently hold 3,999,995 shares of Preferred Stock that are convertible into 3,999,995 shares of Common Stock and warrants to purchase 1,200,000 shares of Common Stock. The (1) Securities Purchase Agreement with the Selling Stockholders, (2) Subordinated Convertible Note with each Selling Stockholder, (3) Common Stock Purchase Warrant with each Selling Stockholder, and (4) Registration Rights Agreement with the Selling Stockholders (collectively, the “Private Placement Documents”) are filed as Exhibits 10.4, 10.5, 10.6, and 10.7 to the Company’s Form 8-K filed with the Commission on August 21, 2012 and incorporated by reference into the Registration Statement. In accordance with the terms of the Private Placement Documents, the Company was required to file the Registration Statement to register the 5,199,995 shares of Common Stock issuable to the Selling Stockholders upon their conversion of the Preferred Stock and exercise of the warrants.

Analysis

Question 612.09 of the Compliance and Disclosure Interpretations for Securities Act Rules (“CD&I 612.09”) provides that “[t]he question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds” and that consideration should be given to the following factors:

1.	how long the selling shareholders have held the shares;

2.	the circumstances under which they received them;

3.	their relationship to the issuer;

4.	the amount of shares involved;

5.	whether the sellers are in the business of underwriting securities; and

6.	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

Rule 415(a)(1)(i) provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided, that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of

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the registrant or a person of which the registrant is a subsidiary. As detailed below, after considering all of the above factors, the Company respectfully submits that the Offering is eligible to be made pursuant to Rule 415(a)(1)(i).

1.	How Long the Selling Shareholders Have Held the Shares

The 1,529,724 shares of Common Stock to be registered pursuant to the Registration Statement on behalf of IPP were issued by the Company as part of IPP’s investment decision to enter into the Interpoint Acquisition on December 7, 2011. Such acquisition was made pursuant to the IPP Transaction Documents which were the result of arms–length negotiation among the Company and IPP. As described in the IPP Convertible Note, IPP made customary investment representations including that the promissory note being acquired from the Company and the shares of Common Stock IPP would ultimately be acquiring upon its conversion were being acquired for investment and that IPP had no present intention of participating directly or indirectly in any redistribution or resale of any portion of those shares. IPP entered into the IPP Transaction Documents with the view that it would bear the market risk of holding the Shares as an investment, and not with a view to distribution. IPP has borne the market risk of its investment for a period of twelve months.

The Shares to be registered pursuant to the Registration Statement that are held by the Selling Stockholders who were party to the Private Placement were issued to such Selling Stockholders on August 16, 2012 as consideration in the Private Placement. Such acquisition was made pursuant to the Private Placement Documents, which were the result of arms-length negotiation among the Company and those Selling Stockholders. As described in the Private Placement Documents, the Selling Stockholders made customary investment representations including that the securities being acquired from the Company and the Shares the Selling Stockholders would ultimately be acquiring were being acquired for investment and that the Selling Stockholders had no present intention of distributing any of such securities or the Shares in violation of applicable laws and had no direct or indirect arrangement or understandings to distribute or regarding the distribution of such securities of the Shares. The Selling Stockholders entered into the Private Placement Documents with the view that they would bear the market risk of holding the Shares as an investment, and not with a view to distribution. These Selling Stockholders have borne the market risk of their investment for a period of approximately four months.

Moreover, given the historical limited trading volume for the Company’s Common Stock, as a practical matter, the Selling Stockholders will continue to bear the risk of a significant portion of their investment for a more extended period of time than would be the case for a more actively traded security.

2.	The Circumstances Under Which They Received Them

As set forth above, IPP acquired the 1,529,729 shares of Common Stock upon conversion of the IPP Convertible Note, which was issued by the Company to IPP as bona fide consideration in connection with the Interpoint Acquisition pursuant to the IPP Transaction Documents, which were the result of arms-length negotiation among the Company and IPP. In the IPP Transaction Documents, IPP made customary investment representations to the Company, including that IPP purchased the IPP Convertible Note and the Shares into which it was convertible for its own account.

Likewise, as set forth above, the Selling Stockholders in the Private Placement acquired the securities and 3,999,995 Shares into which they are convertible and exercisable as bona fide consideration in connection with the Private Placement pursuant to the Private Placement Documents, which were the result of arms-length negotiation among the Company and those Selling Stockholders. In the Private Placement

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Documents, each of those Selling Stockholders made customary investment and private placement representations to the Company, including that such Selling Stockholders purchased the Shares on their own account and that each Selling Stockholder is an accredited investor as defined by the Securities Act.

Each Selling Stockholder made an investment decision in the Company and has borne the risk of ownership since the time they acquired their respective securities. For each Selling Stockholder, the registration of the Shares was a condition subsequent to the consummation of their initial investment decision, not a condition precedent. As a result, each Selling Stockholder has borne the risk that the Company would fail or be unable to register the Shares. As disclosed in the Registration Statement, none of the Selling Stockholders has a short position in the Company’s Common Stock or has entered into any other hedging transactions to mitigate its economic risk in owning the Company’s securities. These risks being borne by the Selling Stockholders are further evidence that this is not an offering by or on behalf of the Company.

3.	Their Relationship to the Issuer

IPP had no prior relationship with the Company before consummation of the Interpoint Acquisition on December 7, 2011 and only became a stockholder of the Company as a result of the securities it received as part of such acquisition. IPP has no representative on the Company’s board of directors and no special contractual rights as a stockholder of the Company other than the registration rights set forth in the IPP Registration Rights Agreement. In connection with the Interpoint Acquisition, the Company hired the founders of IPP, Matthew Seefeld and James Skrinska, as employees of the Company and entered into an employment agreement with each of them. Neither Mr. Seefeld nor Mr. Skrinska has ever been a “Named Executive Officer” of the Company and the employment agreements did not contain any compensation or other terms that were or are material to the Company. Mr. Skrinska has since separated from the Company and provides occasional consulting services to the Company pursuant to a consulting agreement that similarly does not contain any compensation or other terms that are material to the Company. Messrs. Skrinska and Seefeld collectively own approximately 53% of the equity of IPP. At the time IPP converted its promissory note on June 15, 2012, the 1,529,729 shares of Common Stock it received exceeded 10% of the Company’s outstanding shares of Common Stock. Therefore, IPP was deemed an affiliate by the Company solely by virtue of being a 10% holder and not due to any insider relationship or other elements of control over the Company.

The Selling Stockholders in the Private Placement had no prior relationship with the Company before consummation of the Private Placement on August 16, 2012, and only became stockholders of the Company as a result of the Private Placement. Pursuant to the Private Placement Documents, GPP has the right to nominate one director to serve on the Company’s board of directors, and the Selling Stockholders affiliated with NMP have the right to nominate one additional director to serve on the Company’s board of directors. The NMP nominee who is currently serving as a director of the Company is Allen Moseley, a general partner of NMP. The GPP nominee who is currently serving as a director of the Company is Michael Valentine, an outside party who is unaffiliated with NMP, any other Selling Stockholder, or GPP. The Selling Stockholders do not have any special contractual rights as stockholders of the Company other than (i) the registration rights set forth in the Registration Rights Agreement, (ii) certain anti-dilution rights in connection with the conversion of their Preferred Stock under the certificate of designation establishing the rights of the holders of Preferred Stock, and (iii) limited additional covenants set forth in the Securities Purchase Agreement relating to indemnification and restrictions on the Company’s ability to consummate certain types of dilutive transactions.

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The registration rights granted to the Selling Stockholders under the IPP Registration Rights Agreement and the Private Placement Documents are traditional registration rights and are not indicative of any present intention of the Selling Stockholders to sell or distribute Shares, much less to sell or distribute Shares on behalf of the Company. The Selling Stockholders negotiated the customary registration rights set forth in the IPP Registration Rights Agreement and the Private Placement Documents for a variety of business reasons, and the registration rights were not granted by the Company in either case for the purpose of conducting an indirect primary offering.

Furthermore, none of the Selling Stockholders is acting on behalf of the Company with respect to the Shares being registered for resale under the Registration Statement. In addition, the Company will not receive any of the proceeds from any resale of the Shares by the Selling Stockholders under the Registration Statement.

4.	The Amount of Shares Involved

As of November 30, 2012, the Company had 13,634,171 shares of Common Stock issued and outstanding (which includes 12,639,988 shares outstanding plus 994,183 options exercisable within the next 60 days) and 20,219,264 shares of Common Stock issued and outstanding on a fully-diluted, as-converted basis (assuming the conversion of all outstanding shares of Preferred Stock, exercise in full of the warrants issued to the Selling Stockholders in the Private Placement, and vesting and exercise of all outstanding options and restricted stock awards). The Company believes approximately 10,134,796 of the outstanding shares are held by non-affiliates of the Company based on the traditional definition of affiliate under the Securities Act. On a fully-diluted, as-converted basis, the Company believes approximately 14,553,223 shares would be held by non-affiliates of the Company based on the traditional definition of affiliate under the Securities Act. However, the Company believes that (i) IPP is not truly an affiliate of the Company in any construct other than sheer size of holdings and (ii) while NMP satisfies the technical definition of affiliate under the Securities Act, it does not exercise any true affiliate control over the Company or its decisions. Excluding these two parties from the affiliate group results in approximately 11,664,525 of the outstanding shares being held by non-affiliates of the Company and approximately 18,249,618 of the fully-diluted, as-converted shares being held by non-affiliates of the Company.

The 6,729,724 Shares being registered for resale under the Registration Statement represent (a) approximately 49% of the total Common Stock presently outstanding, (b) approximately 66% of the Common Stock presently outstanding held by non-affiliates using the traditional definition of affiliate under the Securities Act, and (c) approximately 58% of the Common Stock presently outstanding held by non-affiliates excluding IPP and NMP from the definition of affiliate. On a fully-diluted, as-converted basis, the 6,729,724 Shares being registered for resale under the Registration Statement represent (x) approximately 33% of the total Common Stock held by all parties, (y) approximately 46% of the Common Stock held by non-affiliates using the traditional definition of affiliate under the Securities Act, and (z) approximately 37% of the Common Stock held by non-affiliates excluding IPP and NMP from the definition of affiliate.

The Company does not believe that the amount of shares being registered alone warrants re-characterizing a valid secondary offering as a primary offering. Pursuant to CD&I 612.09, the amount of shares being offered is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering. Other factors discussed in this letter, such as the Selling Stockholders’ represented investment intent, the identity of the Selling Stockholders, and the relationship of the Selling Stockholders to the Company, support the characterization of the offering as secondary in nature. The Company further notes that, in Compliance

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and Disclosure Interpretation 612.12, the Staff has previously taken the position that even a single affiliate holding as much as 73% of the equity of an issuer may undertake a valid secondary offering if circumstances do not otherwise indicate that the affiliate is acting as an underwriter.

The Company acknowledges the fairly large number of shares of Common Stock covered by the Registration Statement relative to the public float of the Company’s Common Stock prior to the Interpoint Acquisition and the Private Placement, but respectfully submits that the number of Shares subject to the Registration Statement is a result of the size of the investment, the price per share of the Common Stock and the Company’s market capitalization, rather than an indicator of a primary public offering. The relatively low price at which the Company sold the securities in the Private Placement was primarily the result of the Company’s stock price at the time of the negotiation of the terms of the Private Placement. The large number of shares of Common Stock that the Company now proposes to register is not indicative of an intent to distribute by the Selling Stockholders; rather, it is indicative of the nature of the Private Placement whereby the sale of a large number of shares was necessarily involved at a negotiated price.

In addition, while the amount of Shares being registered under the Registration Statement is significant, the Selling Stockholders for whom GPP is the investment manager, which account for 45% of the Shares, are all subject to certain beneficial ownership limitations as holders of Preferred Stock that restrict such investors as a group from collectively owning more than 9.985% of the number of shares of Common Stock outstanding immediately after giving effect to any conversion of Preferred Stock or exercise of warrants. Accordingly, these Selling Stockholders would be unable to immediately convert all their Preferred Stock, exercise all their warrants, and sell all of the Shares immediately after the effective date of the Registration Statement. As noted above, the trading volume of the Company’s Common Stock will also have practical limitations on the ability of the Selling Stockholders to sell all of the Shares immediately after the effective date of the Registration Statement.

5.	Whether the Sellers Are in the Business of Underwriting Securities

To the knowledge of the Company, the Selling Stockholders are not in the business of underwriting securities. IPP is a shell holding company for what used to be an operating business in the healthcare information technology industry. NMP is a private equity and venture capital investment fund specializing in growth investments in the healthcare information technology field, among other areas. The other Selling Stockholders from the Private Placement are comprised of funds and accounts for which GPP is the investment manager. According to representations of the Selling Stockholders that the Company relied upon in the IPP Transaction Documents and the Private Placement Documents, the Selling Stockholders acquired the Shares for investment purposes and not with a view to distribution. Each Selling Stockholder has informed the Company that it is not a registered broker–dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Shares.

6.	Whether Under all the Circumstances It Appears that the Seller Is Acting as a Conduit for the Issuer

The Selling Stockholders are acting on their own behalf and not on behalf of the Company. Each Selling Stockholder has borne, and continues to bear, the full economic and market risk of its investment in the Company. The totality of the facts and circumstances surrounding the Offering demonstrates that the Selling Stockholders are not acting as a conduit in a distribution to the public. Rather they are acting for their own account as investors in arms–length transactions with the Company. While the amount of shares registered for resale by the Registration Statement is significant, the Company respectfully submits that this fact is not dispositive of the issue and is outweighed by the following factors:

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The Shares to be sold by IPP pursuant to the Registration Statement were issued in connection with a bona fide acquisition of the business assets of IPP and the Preferred Stock and warrant, which are convertible and exercisable into the Shares to be sold by the other Selling Stockholders pursuant to the Registration Statement, were issued in connection with a bona fide private placement transaction.

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•

The Selling Stockholders had no prior relationship with the Company and only became stockholders of the Company as a result of the acquisition of the securities convertible into the Shares to be sold pursuant to the Registration Statement.

•

The Company filed the Registration Statement to comply with the provisions set forth in registration rights agreement with the Selling Stockholders and will receive no financial benefits from the sale of the Shares.

•	The Selling Stockholders are in the healthcare information technology business and private equity investing, not underwriting securities.

•

The conversion of the Preferred Stock and the exercise of the warrants held by the funds and accounts managed by GPP are subject to certain beneficial ownership limitations, as described earlier, and therefore, those Selling Stockholders will not likely be able to dispose of all of the Shares in a single offering.

•	The amount of shares involved is only one factor in the facts and circumstances analysis and is not dispositive.

•	Policy considerations support allowing small sized companies to raise capital in private transactions and permit the resale of shares pursuant to a registered offering.

Based on the foregoing analysis and the facts set forth above, the Company respectfully submits that the Offering is properly characterized as a transaction eligible to be made pursuant to Rule 415(a)(1)(i).

2.	Please disclose the substance of your response to prior comment 2 in an appropriate part of your document. However, you should revise your computation of the total dollar value to use the market price for the underlying common stock on the date of the sale of each convertible. For example, when computing the value of the common stock underlying the convertible promissory note, you would use the price on December 7, 2011, which is the date that the note was sold.

The substance of our response to prior comment 2 has been revised per your directions and inserted on page 4 of the prospectus.

3.	Please revise your response to prior comment 3 to include the convertible promissory note dated December 7, 2011 and disclose the substance of the revised response in your prospectus.

Please note that no payments were made in connection with the convertible promissory note dated December 7, 2012 issued to IPP. All interest accrued and was factored into the ultimate conversion at a

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fixed rate of $2.00 per share (resulting in an additional 29,729 shares being issued), no legal or other fees of IPP were reimbursed by the Company, and no liquidated damages were payable to IPP. We have disclosed the substance of our response to prior comment 3 beginning on page 19 of the prospectus and added a footnote to clarify that no payments were made to IPP in connection with the convertible promissory note.

4.	Regarding your response to prior comment 4, please revise to provide the equivalent disclosure for the note held by IPP Holding Company and include the substance of your response in your prospectus.

Please note that the conversion price under the convertible promissory note dated December 7, 2012 issued to IPP was a fixed $2.00 per share, which represented a premium to the $1.65 trading price of the Common Stock on the date of issuance of the note. We have disclosed the substance of our response to prior comment 4 beginning on page 20 of the prospectus and added equivalent disclosure for the premium paid by IPP as noted a footnote to clarify the unique circumstances described above with respect to this note.

5.	Please disclose the substance of your response to prior comment 5.

We have disclosed the substance of our response to prior comment 5 beginning on page 21 of the prospectus.

6.	Regarding your response to prior comment 6, please confirm that the table includes the proceeds paid or payable in the December 7, 2011 convertible promissory note transaction in all relevant columns. Further, with regard to column (F) and the notation “mod,” confirm that the computation was not modified other than as specified in our comment. Finally, disclose the substance of your response to this comment.

Please note that the table included in our response to prior comment 6 did not include the proceeds payable in the December 7, 2011 convertible promissory note transaction. As described in response #3 above, there were no payments made from the Company to IPP in that transaction of the nature contemplated by prior comments 3 and 6. Notwithstanding this fact, we have disclosed the substance of our response to prior comment 6 beginning on page 22 of the prospectus and added equivalent disclosure for the proceeds received in that note transaction. We also confirm that the notation “mod” in column (F) of the table was merely intended to refer to the modifications specified in your prior comment 6 and no other modifications were made. We have added a footnote to this reference in the table for greater clarity on that point.

7.	You state in response to prior comment 7 that there have been no transactions prior to August 16, 2012. Please confirm that there have been no transactions after that date except as disclosed in your prospectus and disclose the substance of your response to prior comment 7 in your prospectus.

The Company confirms that there have also been no securities transactions with any of the Selling Stockholders after August 16, 2012. We have disclosed the substance of our response to prior comment 7 on page 17 of the prospectus and clarified the reference to include the period after August 16, 2012 as well.

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8.	Please disclose the substance of your response to prior comment 8.

We have disclosed the substance of our response to prior comment 8 on page 23 of the prospectus.

9.	Please tell us where in your Form S-3, including the documents that you incorporate by reference, you filed the employment and consulting agreements with Messrs. Skrinska and Seefeld, as well as the agreement with Allen Moseley.

The director indemnification agreement entered into between the Company and Mr. Moseley is substantially the same form as the Form of Indemnification Agreement filed as Exhibit 10.1 to the Form 8-K filed with the Commission on June 7, 2006, which is incorporated by reference as Exhibit 10.8 of the Company’s Annual Report on Form 10-K for the year ended January 31, 2012 filed with the Commission on April 25, 2012, which Form 10-K is incorporated by reference into the Registration Statement.

The employment agreements entered into between the Company and each of Messrs. Seefeld and Skrinska on December 7, 2011 in connection with the Interpoint Acquisition, the Separation Agreement dated November 8, 2012 with Mr. Skrinska, the Consulting Agreement dated November 9, 2012 with Mr. Skrinska, and the amended employment agreement dated September 27, 2012 between the Company and Mr. Seefeld, have not been filed with the Commission. The terms of these agreements are immaterial to the Company, neither Mr. Skrinska nor Mr. Seefeld is or has been a “Named Executive Officer” of the Company, and the agreements do not contain any compensation or other terms that the Company believes would be meaningful to investors in the Company.

10.	Please disclose the substance of your response to prior comment 11

We have disclosed the substance of our response to prior comment 11 on page 17 of the prospectus.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the Registration Statement;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (703) 394-2228, or the Company’s Chief Financial Officer, Stephen Murdock, at (404) 446-2056.

Sincerely,

WOMBLE CARLYLE SANDRIDGE & RICE
A Limited Liability Partnership

/s/ John S. Gambaccini

John S. Gambaccini

Securities and Exchange Commission

December 11, 2012

cc:	Gabriel Eckstein, Securities and Exchange Commission

Stephen H. Murdock, Streamline Health Solutions, Inc.